Exhibit 99.1

Kansas City Southern

Consolidated Financial Statements

As of December 31, 2022 and 2021 and for the years ended December 31, 2022 and 2021 and 2020

With Report of Independent Auditor

Kansas City Southern
Index to Consolidated Financial Statements

Page
Management’s Report on Internal Control Over Financial Reporting	2
Report of Independent Registered Public Accounting Firm on the Company’s Consolidated Financial Statements and Internal Control over Financial Reporting as of and for the three years ended December 31, 2022, 2021 and 2020 (PCAOB ID 238)	3
Consolidated Statements of Income for each of the Three Years in the period ended December 31, 2022	5
Consolidated Statements of Comprehensive Income for each of the Three Years in the period ended December 31, 2022	6
Consolidated Balance Sheets at December 31, 2022 and 2021	7
Consolidated Statements of Cash Flows for each of the Three Years in the period ended December 31, 2022	8
Consolidated Statements of Changes in Equity for each of the Three Years in the period ended December 31, 2022	10
Notes to Consolidated Financial Statements	11
Financial Statement Schedules:

All schedules are omitted because they are not applicable, are insignificant, or the required information is shown in the consolidated financial statements or notes thereto.

Management’s Report on Internal Control over Financial Reporting
The management of Kansas City Southern is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. KCS’s internal control over financial reporting was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect material misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2022, based on the framework established by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework (2013) (commonly referred to as the COSO Framework). Based on its evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2022, based on the criteria outlined in the COSO Framework.
The effectiveness of the Company’s internal control over financial reporting as of December 31, 2022, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which immediately follows this report.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Kansas City Southern

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Kansas City Southern and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of income, of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Direct Costs that are Capitalized to Self-Constructed Property and Equipment (including Concession Assets)

As described in Note 2 to the consolidated financial statements, the Company capitalizes costs for self-constructed additions and improvements to property, including direct labor and material, indirect costs, and interest during long-term construction projects. Expenditures that significantly increase asset values, productive capacity, efficiency, safety, or extend useful lives are capitalized. As disclosed by management, direct costs are charged to capital projects based on the work performed and the material used. Management has a process in place to determine which costs qualify for capitalization, which requires judgment. For the year-ended December 31, 2022, the Company capitalized costs of $505.3 million.

The principal considerations for our determination that performing procedures relating to direct costs that are capitalized to self-constructed property and equipment (including concession assets) is a critical audit matter are (i) the significance of direct costs and complexities in self-constructed property and equipment (including concession assets); (ii) the significant judgment by management in determining whether direct costs qualify for capitalization; and (iii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating evidence related to the capitalization of direct costs.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the capitalization of direct costs to self-constructed property and equipment (including concession assets). These procedures also included, among others, selecting a sample of direct costs and (i) obtaining evidence to support the accuracy of capitalized additions to self-constructed properties based on the work performed and the material used and (ii) evaluating whether these costs qualify for capitalization.

/s/ PricewaterhouseCoopers LLP
Kansas City, Missouri
February 3, 2023

We have served as the Company’s auditor since 2017.

Kansas City Southern and Subsidiaries
Consolidated Statements of Income
Years Ended December 31,

	2022	2021	2020
	(In millions)
Revenues	$3,370.4	$2,947.3	$2,632.6
Operating expenses:
Compensation and benefits	567.0	522.0	476.5
Purchased services	225.9	211.8	198.1
Fuel	461.7	313.6	219.8
Equipment costs	91.4	82.2	85.8
Depreciation and amortization	390.9	365.8	357.9
Materials and other	359.8	304.1	260.9
Merger costs, net	46.6	264.0	—
Write-off of software development costs	—	—	13.6
Restructuring charges	—	—	17.0
Total operating expenses	2,143.3	2,063.5	1,629.6
Operating income	1,227.1	883.8	1,003.0
Equity in net earnings (losses) of affiliates	8.7	16.7	(1.4)
Interest expense	(156.6)	(156.0)	(150.9)
Foreign exchange loss	(33.2)	(9.0)	(29.6)
Gain on settlement of treasury lock agreements	259.3	—	—
Other income, net	4.4	2.6	2.1
Income before income taxes	1,309.7	738.1	823.2
Income tax expense	325.9	211.1	204.1
Net income	983.8	527.0	619.1
Less: Net income attributable to noncontrolling interest	1.6	1.8	2.1
Net income attributable to Kansas City Southern and subsidiaries	982.2	525.2	617.0
Preferred stock dividends	—	0.2	0.2
Net income available to common stockholder(s)	$982.2	$525.0	$616.8

Kansas City Southern and Subsidiaries
Consolidated Statements of Comprehensive Income
Years Ended December 31,

	2022	2021	2020
	(In millions)
Net income	$983.8	$527.0	$619.1
Other comprehensive income (loss):
Unrealized gain on interest rate derivative instruments, net of tax of $42.4 million, $4.6 million and $7.5 million	159.5	17.2	28.1
Reclassification of interest rate derivative instruments gain, net of tax of $(54.5) million	(204.8)	—	—
Reclassification adjustment from cash flow hedges included in net income, net of tax of $0.5 million for each year presented	1.9	2.0	1.9
Foreign currency translation adjustments	0.6	(0.2)	(0.5)
Other comprehensive income (loss)	(42.8)	19.0	29.5
Comprehensive income	941.0	546.0	648.6
Less: comprehensive income attributable to noncontrolling interest	1.6	1.8	2.1
Comprehensive income attributable to Kansas City Southern and subsidiaries	$939.4	$544.2	$646.5

Kansas City Southern and Subsidiaries
Consolidated Balance Sheets
December 31,

	2022	2021
	(In millions, except share and per share amounts)
ASSETS
Current assets:
Cash and cash equivalents	$207.6	$339.3
Accounts receivable, net	543.6	271.0
Materials and supplies	174.2	131.0
Other current assets	138.8	142.1
Total current assets	1,064.2	883.4
Operating lease right-of-use assets	100.9	69.6
Investments	55.8	48.3
Property and equipment (including concession assets), net	9,362.4	9,209.3
Other assets	94.1	217.5
Total assets	$10,677.4	$10,428.1
LIABILITIES AND EQUITY
Current liabilities:
Long-term debt due within one year	$655.0	$8.8
Accounts payable and accrued liabilities	635.7	479.7
Total current liabilities	1,290.7	488.5
Long-term operating lease liabilities	71.5	46.4
Long-term debt	3,124.6	3,768.8
Deferred income taxes	1,237.1	1,213.7
Other noncurrent liabilities and deferred credits	158.7	178.1
Total liabilities	5,882.6	5,695.5
Stockholder’s equity:
$0.01 par, common stock, 100 shares authorized, 100 shares issued; 100 shares outstanding at December 31, 2022 and 2021	—	—
Additional paid-in capital	860.6	860.6
Retained earnings	3,626.6	3,524.4
Accumulated other comprehensive income (loss)	(23.4)	19.4
Total stockholder’s equity	4,463.8	4,404.4
Noncontrolling interest	331.0	328.2
Total equity	4,794.8	4,732.6
Total liabilities and equity	$10,677.4	$10,428.1

Kansas City Southern and Subsidiaries
Consolidated Statements of Cash Flows
Years Ended December 31,

	2022	2021	2020
	(In millions)
Operating activities:
Net income	$983.8	$527.0	$619.1
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	390.9	365.8	357.9
Deferred income taxes	35.0	23.2	49.4
Equity in net (earnings) losses of affiliates	(8.7)	(16.7)	1.4
Share-based compensation	—	24.5	22.9
Loss on foreign currency derivative instruments	44.3	3.7	22.5
Foreign exchange (gain) loss	(11.1)	5.3	7.1
Merger costs, net	46.6	264.0	—
Restructuring charges	—	—	17.0
Gain on settlement of treasury lock agreements	(259.3)	—	—
Write-off of software development costs	—	—	13.6
Distributions from affiliates	6.5	12.0	4.5
Settlement of foreign currency derivative instruments	(5.1)	(1.9)	(20.0)
Cash payments for merger costs	(34.1)	(2,287.2)	—
Reimbursement of merger termination fees	—	2,100.0	—
Changes in working capital items:
Accounts receivable	(269.1)	(30.6)	25.5
Materials and supplies	(42.1)	1.9	21.7
Other current assets	89.3	(54.7)	(66.0)
Accounts payable and accrued liabilities	98.8	(9.9)	6.0
Other, net	7.4	9.4	(2.6)
Net cash provided by operating activities	1,073.1	935.8	1,080.0
Investing activities:
Capital expenditures	(529.0)	(496.8)	(411.9)
Settlement of treasury lock agreements	259.3	—	—
Purchase or replacement of assets under operating leases	—	—	(78.2)
Property investments in MSLLC	(27.1)	(24.2)	(24.8)
Investments in and advances to affiliates	(8.5)	(7.8)	(7.4)
Proceeds from disposal of property	6.5	6.4	12.9
Other, net	(13.7)	(8.8)	(16.6)
Net cash used for investing activities	(312.5)	(531.2)	(526.0)
Financing activities:
Proceeds from issuance of long-term debt	—	—	545.6
Repayment of long-term debt	(10.5)	(7.9)	(18.0)
Dividends paid	(880.0)	(188.0)	(152.3)
Shares repurchased	—	—	(888.9)
Debt issuance and retirement costs paid	—	—	(6.6)
Cash settlement of stock options	—	(75.2)	—
Proceeds from employee stock plans	—	19.9	9.9
Net cash used for financing activities	(890.5)	(251.2)	(510.3)

Effect of exchange rate changes on cash	(1.8)	(2.3)	(4.3)

Cash and cash equivalents:
Net increase (decrease) during each year	(131.7)	151.1	39.4
At beginning of year	339.3	188.2	148.8
At end of year	$207.6	$339.3	$188.2
Supplemental information continued on next page.

See accompanying notes to consolidated financial statements.

Kansas City Southern and Subsidiaries
Consolidated Statements of Cash Flows
Years Ended December 31,

Continued from previous page.
	2022	2021	2020
	(In millions)
Supplemental cash flow information
Non-cash investing and financing activities:
Capital expenditures accrued but not yet paid at end of year	$0.6	$14.1	$21.5
Other investing activities accrued but not yet paid at the end of the year	32.4	35.6	31.9
Finance lease obligations incurred	9.1	11.5	0.8
Non-cash asset acquisitions	0.4	4.2	2.8
Dividends accrued but not yet paid at end of year	—	—	40.6
Cash payments:
Interest paid, net of amounts capitalized	$152.2	$152.7	$144.5
Income tax payments, net of refunds	275.8	173.0	182.3

See accompanying notes to consolidated financial statements.

Kansas City Southern and Subsidiaries
Consolidated Statements of Changes in Equity
(In millions, except per share amounts)

	$25 Par Preferred Stock	$.01 Par Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Non- controlling Interest	Total

Balance at December 31, 2019	$5.6	$1.0	$843.7	$3,601.3	$(29.1)	$323.4	$4,745.9
Net income				617.0		2.1	619.1
Other comprehensive income					29.5		29.5
Contributions from noncontrolling interest						0.9	0.9
Dividends on common stock ($1.64/share)			—	(153.7)			(153.7)
Dividends on $25 par preferred stock ($1.00/share)				(0.2)			(0.2)
Share repurchases	(0.2)	(0.1)	(51.3)	(844.8)			(896.4)
Forward contract for accelerated share repurchases			(75.0)				(75.0)
Settlement of forward contract for accelerated share repurchases			82.5				82.5
Options exercised and stock subscribed, net of shares withheld for employee taxes		—	6.2				6.2
Share-based compensation			24.8				24.8
Balance at December 31, 2020	5.4	0.9	830.9	3,219.6	0.4	326.4	4,383.6
Net income				525.2		1.8	527.0
Other comprehensive income					19.0		19.0
Dividends on common stock ($1.62/share)			—	(147.3)			(147.3)
Dividends on $25 par preferred stock ($0.75/share)				(0.2)			(0.2)
Share repurchases	—	—	(2.1)	(72.9)			(75.0)
Settlement of forward contract for accelerated share repurchases			75.0				75.0
Options exercised and stock subscribed, net of shares withheld for employee taxes		—	(0.2)				(0.2)
Share-based compensation			80.4				80.4
Replacement of equity share awards with liability awards			(54.5)				(54.5)
Cash settlement of stock options			(75.2)				(75.2)
Recapitalization of stock	(5.4)	(0.9)	6.3				—
Balance at December 31, 2021	—	—	860.6	3,524.4	19.4	328.2	4,732.6
Net income				982.2		1.6	983.8
Other comprehensive loss					(42.8)		(42.8)
Contributions from noncontrolling interest						1.2	1.2
Dividends to Canadian Pacific				(880.0)			(880.0)
Balance at December 31, 2022	$—	$—	$860.6	$3,626.6	$(23.4)	$331.0	$4,794.8

See accompanying notes to consolidated financial statements.

Kansas City Southern and Subsidiaries
Notes to Consolidated Financial Statements

Note 1. Description of the Business

Kansas City Southern (“KCS” or the “Company”), a Delaware corporation, is a holding company with principal operations in rail transportation.

On September 15, 2021, KCS and CP entered into a merger agreement (the “Merger Agreement”) and on December 14, 2021, CP acquired the outstanding common and preferred stock of KCS. Each share of common stock, par value $0.01 per share, of KCS that was outstanding immediately prior to the merger was converted into the right to receive (1) 2.884 common shares of CP and (2) $90 in cash (together, the “Merger Consideration”), and each share of preferred stock, par value $25 per share, that was outstanding immediately prior to the merger was converted into the right to receive $37.50 in cash. The Merger Consideration value received by KCS stockholders was $301.20 per KCS common share. As CP acquired the outstanding common and preferred stock of KCS, earnings per share data is not presented because the Company does not have any outstanding or issued publicly traded stock. The merger is further discussed in Note 3, Merger Agreement.

The Company is engaged in the freight rail transportation business operating through a single coordinated rail network under one reportable business segment. The Company generates revenues and cash flows by providing its customers with freight delivery services both within its regions, and throughout North America through connections with other Class I rail carriers. KCS’s customers conduct business in a number of different industries, including electric-generating utilities, chemical and petroleum products, paper and forest products, agriculture and mineral products, automotive products, and intermodal transportation.

The primary subsidiaries of the Company consist of the following:
•The Kansas City Southern Railway Company (“KCSR”), a wholly-owned consolidated subsidiary. KCSR is a U.S. Class I railroad that services the midwest and southeast regions of the United States;
•Kansas City Southern de México, S.A. de C.V. (“KCSM”), a wholly-owned consolidated subsidiary which operates under the rights granted by the concession acquired from the Mexican government in 1997 (the “Concession”) as described below;
•Mexrail, Inc. (“Mexrail”), a wholly-owned consolidated subsidiary; which wholly owns The Texas Mexican Railway Company (“Tex-Mex”);
•Meridian Speedway, LLC (“MSLLC”), a seventy percent-owned consolidated affiliate. MSLLC owns the former KCSR rail line between Meridian, Mississippi and Shreveport, Louisiana, which is the portion of the rail line between Dallas, Texas and Meridian known as the “Meridian Speedway”.

Including equity investments in:
•Panama Canal Railway Company (“PCRC”), a fifty percent-owned unconsolidated affiliate which provides ocean to ocean freight and passenger services along the Panama Canal;
•TFCM, S. de R.L. de C.V. (“TCM”), a forty-five percent-owned unconsolidated affiliate that operates a bulk liquid terminal in San Luis Potosí, Mexico;
•Ferrocarril y Terminal del Valle de México, S.A. de C.V. (“FTVM”), a twenty-five percent-owned unconsolidated affiliate that provides railroad services as well as ancillary services in the greater Mexico City area; and
•PTC-220, LLC (“PTC-220”), a thirteen percent-owned unconsolidated affiliate that holds the licenses to large blocks of radio spectrum and other assets for positive train control.

The KCSM Concession. KCSM holds a concession (the “Concession”) from the Mexican government until June 2047, which is renewable under certain conditions for additional periods of up to 50 years under the Concession. The Concession is to provide freight transportation services over north-east rail lines which are a primary commercial corridor of the Mexican railroad system. KCSM has the right to use, but does not own, all track and buildings that are necessary for the rail lines’

operation. KCSM is required to pay the Mexican government an annual concession duty equal to 1.25% of gross revenues during the Concession period. On July 14, 2022, KCSM reached an agreement with the Mexican Ministry of Infrastructure, Communications and Transportation (“SICT”) to fund a new investment in the Celaya-NBA Line Railway Bypass and related infrastructure in an amount not to exceed Ps.4.0 billion (approximately $200.0 million USD). In exchange for the investment, the SICT agreed to amend KCSM’s Concession Title effective July 14, 2022, to extend the exclusivity rights granted to KCSM (subject to certain trackage and haulage rights granted to other concessionaires) for an additional period of 10 years. Under this amendment, KCSM’s exclusivity will now expire in 2037.

Employees and Labor Relations. KCSR participates in industry-wide multi-employer bargaining as a member of the National Carriers’ Conference Committee, as well as local bargaining for agreements that are limited to KCSR's property. Approximately 71% of KCSR employees are covered by collective bargaining agreements. During 2022, 5-year agreements were reached voluntarily or through the legislation process covering all of the participating U.S. unions for the 2020 national bargaining round.

KCSM union employees are covered by one labor agreement, which was signed on April 16, 2012, between KCSM Servicios S.A. de C.V., a previously wholly-owned subsidiary of KCS that was merged into KCSM in 2021, and the Sindicato de Trabajadores Ferrocarrileros de la República Mexicana (“Mexican Railroad Union”). Upon the merger between KCSM Servicios and KCSM, these union employees continue to be covered under this existing labor agreement, which remains in effect during the period of the Concession, for the purpose of regulating the relationship between the parties. Approximately 76% of KCSM employees are covered by this labor agreement.

Union labor negotiations have not historically resulted in any strike, boycott, or other disruption in the Company’s business operations.

Note 2. Significant Accounting Policies

Principles of Consolidation. The accompanying consolidated financial statements are presented using the accrual basis of accounting and include the Company and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. Certain prior year amounts have been reclassified to conform to the current year presentation.

The equity method of accounting is used for all entities in which the Company or its subsidiaries have significant influence, but not a controlling interest. The Company evaluates less-than-majority-owned investments for consolidation pursuant to consolidation and variable interest entity guidance. The Company does not have any less-than-majority-owned investments requiring consolidation.

In November 2021, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2021-10, Government Assistance (Topic 832), Disclosures by Business Entities about Government Assistance. The standard is intended to increase transparency of government assistance by requiring disclosures of the following: (1) the types of assistance, (2) an entity’s accounting for the assistance, and (3) the effect of the assistance on the entity’s financial statements. This ASU was effective for the Company on January 1, 2022 and the Company adopted the ASU prospectively. See Note 7, Property and Equipment for the newly required disclosure.

Use of Estimates. The accounting and financial reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include those related to the recoverability and useful lives of assets and income taxes. Changes in facts and circumstances may result in revised estimates and actual results could differ from those estimates.

Revenue Recognition. The primary performance obligation for the Company is to move customers’ freight from an origin to a destination. A performance obligation is created when a customer under a transportation contract or public tariff submits a bill of lading for the transport of goods. The Company recognizes revenue proportionally as a shipment moves from origin to destination, using the distance shipped to measure progress, as the customer simultaneously receives and consumes the benefit over time. Related expenses are recognized as incurred. Revenue associated with in-transit shipments at period end is recognized based on the distance shipped as of the balance sheet date. Payment is received at the time or shortly after the performance obligation is satisfied.

The transaction price is generally in the form of a fixed fee determined at the inception of the transportation contract or the inception of the bill of lading. Certain customer agreements have variable consideration that are based on milestone achievements in the form of rebates, discounts or incentives. The Company makes judgments to determine whether the variable consideration is probable of occurring and should be included in the estimated transaction price at the beginning of the period to apply a more consistent rate throughout the year based on an analysis of historical experience with the customer, forecasted shipments and other economic indicators. The Company adjusts the estimate on a quarterly basis.

Other revenues, including switching, storage, and demurrage are distinct services and are recognized as services are performed or as contractual obligations are fulfilled. The consideration for other revenue is allocated between the separate services based upon the stand-alone transaction price.

Foreign Exchange Gain (Loss). For financial reporting purposes, foreign subsidiaries maintain records in U.S. dollars, which is the functional currency. The dollar is the currency that reflects the economic substance of the underlying events and circumstances relevant to the entity. Monetary assets and liabilities denominated in Mexican pesos (“pesos” or “Ps.”) are remeasured into U.S. dollars (“dollars”) using current exchange rates. The difference between the exchange rate on the date of the transaction and the exchange rate on the settlement date, or balance sheet date if not settled, is included in the income statement as foreign exchange gain or loss.

Cash Equivalents. Short-term liquid investments with an initial maturity of three months or less are classified as cash and cash equivalents.

Accounts Receivable, net. Accounts receivable are net of an allowance for uncollectible accounts as determined by historical experience and adjusted for economic uncertainties, known trends, and reasonable supportable forecasts. Accounts are charged to the allowance when a customer enters bankruptcy, when an account has been transferred to a collection agent or submitted for legal action, or when a customer is significantly past due and all available means of collection have been exhausted. At December 31, 2022 and 2021, the allowance for estimated credit losses was $12.2 million and $12.1 million, respectively. For the years ended December 31, 2022, 2021 and 2020, bad debt expense was $8.7 million, $3.3 million and $1.5 million, respectively.

Materials and Supplies. Materials and supplies consisting of diesel fuel, items to be used in the maintenance of rolling stock and items to be used in the maintenance or construction of road property are valued at the lower of average cost or net realizable value.

Derivative Instruments. Derivatives are measured at fair value and recorded on the balance sheet as either assets or liabilities. Changes in the fair value of derivatives are recorded either through current earnings or as other comprehensive income (loss), depending on hedge designation. Gains and losses on derivative instruments classified as cash flow hedges are reported in other comprehensive income (loss) and are reclassified into earnings in the periods in which earnings are impacted by the variability of the cash flow of the hedged item.

Property and Equipment (including Concession Assets). KCS capitalizes costs for self-constructed additions and improvements to property including direct labor and material, indirect costs, and interest during long-term construction projects. For purchased assets, all costs necessary to make the asset ready for its intended use are capitalized. Expenditures that significantly increase asset values, productive capacity, efficiency, safety or extend useful lives are capitalized. Repair and maintenance costs are expensed as incurred. The Company has a process to determine which costs qualify for capitalization, which requires judgment.

KCS capitalizes certain costs incurred with developing or obtaining internal-use software. Costs incurred during the preliminary project and post-implementation stage, as well as maintenance and training costs are expensed as incurred.

Property and equipment are carried at cost and are depreciated primarily on the group method of depreciation, which the Company believes closely approximates a straight line basis over the estimated useful lives of the assets measured in years. The group method of depreciation applies a composite rate to classes of similar assets rather than to individual assets. Composite depreciation rates are based upon the Company’s estimates of the expected average useful lives of assets as well as expected net salvage value at the end of their useful lives. In developing these estimates, the Company utilizes periodic depreciation studies performed by an independent engineering firm. Depreciation rate studies are performed at least every three years for equipment and at least six years for road property (rail, ties, ballast, etc.). The Company completed depreciation studies for KCSR in 2021 and KCSM in 2020. The impact of the KCSR study resulted in approximately $12.0 million in additional depreciation expense in 2022. The impact of the KCSM study was immaterial to the consolidated financial results for all periods presented.

Under the group method of depreciation, the cost of railroad property and equipment (net of salvage or sales proceeds) retired or replaced in the normal course of business is charged to accumulated depreciation with no gain or loss recognized. Gains or losses on dispositions of land or non-group property and abnormal retirements of railroad property are recognized through income. A retirement of railroad property would be considered abnormal if the cause of the retirement is unusual in nature, is significant in amount, and varies significantly from the retirement profile identified through the depreciation studies.

Costs incurred by the Company to acquire the Concession rights and related assets, as well as subsequent improvements to the Concession assets, are capitalized and amortized using the group method of depreciation over the lesser of the current expected Concession term, including probable renewal of an additional 50-year term, or the estimated useful lives of the assets and rights.

Impairment of Long-Lived Assets. Long-lived assets, including property and equipment, operating lease right-of-use assets and intangible assets with finite lives are reviewed for impairment and written down to fair value when events or circumstances indicate that the carrying amount of a long-lived asset or asset group may not be recoverable. If impairment indicators are present and the estimated future undiscounted cash flows are less than the carrying value of the long-lived assets, the carrying value would be reduced to the estimated fair value. Future cash flow estimates for an impairment review would be based on the lowest level of identifiable cash flows, which are the Company’s U.S. and Mexican operations. During the year ended December 31, 2020, $13.6 million of expense was recognized related to costs previously capitalized for the development of internal-use software. The development of the software was cancelled prior to completion and had no further use. Other than the abnormal impairment related to the implementation of Precision Scheduled Railroading (“PSR”) for the year ended 2020, and the aforementioned software impairment, management did not identify any indicators of impairment for the years ended December 31, 2022, 2021 and 2020.

Leases. The Company leases transportation equipment, as well as office and other operating facilities, under various finance and operating leases. Operating lease right-of-use assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As the implicit rate is not readily determinable in most of the Company’s lease agreements, the Company uses its estimated secured incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. Lease expense is recognized on a straight-line basis over the lease term.

The Company determines if an arrangement is a lease or contains a lease at inception. The Company’s leases have remaining lease terms of approximately 1 year to 7 years, which may include the option to extend the lease when it is reasonably certain the Company will exercise that option. The Company does not separately identify lease and nonlease components (i.e. maintenance costs) except for fleet vehicles and real estate. The Company does not have lease agreements with residual value guarantees, sale leaseback terms or material restrictive covenants. Additionally, short-term leases and leases with variable lease costs are immaterial, and the Company does not have any sublease arrangements.

Goodwill. Goodwill represents the excess of the purchase price over the fair value of the net identifiable assets acquired in business combinations. As of December 31, 2022 and 2021, the goodwill balance was $13.2 million, which is included in other assets in the consolidated balance sheets. Goodwill is not amortized, but is reviewed at least annually, or more frequently as indicators warrant, for impairment. An impairment loss would be recognized to the extent that the carrying amount exceeds the reporting units’ fair values. The Company performed its annual impairment review for goodwill during the fourth quarter of 2022 and 2021, and concluded there was no impairment.

Investments and Impairment. The Company reviews equity method investments for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable in accordance with generally accepted accounting principles. This determination requires significant judgment. In making this judgment, the Company considers available quantitative and qualitative evidence in evaluating potential impairment of these investments. If it is determined that an indicator of impairment exists, the Company assesses whether the carrying value exceeds the fair value of the asset. If the carrying value of the investment exceeds its fair value, the Company will evaluate, among other factors, general market conditions, the duration and extent to which the carrying value is greater than the fair value, and KCS’s intent and ability to hold, or plans to sell, the investment. The Company also considers specific adverse conditions related to the financial health of and business outlook for the investee, including industry and sector performance, changes in technology, and operational and financing cash flow factors. Once a decline in fair value is determined to be other-than-temporary, an impairment charge is recorded and a new carrying basis in the investment is established. No impairment charges were recognized during the years ended December 31, 2022, 2021 and 2020.

Fair Value of Financial Instruments. Non-financial assets and liabilities are recognized at fair value on a nonrecurring basis. These assets and liabilities are measured at fair value on an ongoing basis but are subject to recognition in the financial statements only in certain circumstances. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company determines the fair values of its financial instruments based on the fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy is broken down into three levels based upon the observability of inputs. Fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability. Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value in its entirety requires judgment and considers factors specific to the asset or liability.

Environmental Liabilities. The Company recognizes liabilities for remediation and restoration costs when the Company’s obligation is probable and the costs can be reasonably estimated. Costs of future expenditures for environmental remediation and restoration are not discounted to their present value. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable. Costs of ongoing compliance activities related to current operations are expensed as incurred.

Personal Injury Claims. Personal injury claims in excess of self-insurance levels are insured up to certain coverage amounts, depending on the type of claim and year of occurrence. The Company’s personal injury liability is based on actuarial studies performed on an undiscounted basis by an independent third party actuarial firm and reviewed by management. The liability is based on claims filed and an estimate of claims incurred but not yet reported. Adjustments to the liability are reflected as operating expenses in the period in which the adjustments are known. Legal fees related to personal injury claims are recognized in operating expense in the period incurred.

Health and Welfare and Postemployment Benefits. The Company provides certain medical, life and other postemployment benefits to certain active employees and retirees. The Company uses actuaries to assist management in measuring the benefit obligation and cost based on the current plan provisions, employee demographics, and assumptions about financial and demographic factors affecting the probability, timing and amount of expected future benefit payments. Significant assumptions include the discount rate, rate of increase in compensation levels, and the health care cost trend rate. Actuarial gains and losses determined at the measurement date (December 31) are recognized immediately in the consolidated statements of income.

Share-Based Compensation. The Company accounted for all share-based compensation in accordance with fair value recognition provisions. Under this method, compensation expense was measured at grant date fair value and recognized over the requisite service period in which the award was earned. Forfeitures were recognized as they occurred. The Company had historically issued treasury stock to settle share-based awards.

Income Taxes. Deferred income tax effects of transactions reported in different periods for financial reporting and income tax return purposes are recognized under the asset and liability method of accounting for income taxes. This method gives consideration to the future tax consequences of the deferred income tax items and immediately recognizes changes in income tax laws in the year of enactment.

The Company has recognized a deferred tax asset, net of a valuation allowance, for net operating loss and capital loss carryovers. The Company projects sufficient future taxable income to realize the deferred tax asset recorded less the valuation allowance. These projections take into consideration assumptions about future income, future capital expenditures and inflation rates. If assumptions or actual conditions change, the deferred tax asset, net of the valuation allowance, will be adjusted to properly reflect the expected tax benefit.

Note 3. Merger Agreement

On September 15, 2021, KCS and CP entered into a merger agreement (the “Merger Agreement”) and on December 14, 2021, CP acquired the outstanding common and preferred stock of KCS. Each share of common stock, par value $0.01 per share, of KCS that was outstanding immediately prior to the merger was converted into the right to receive (1) 2.884 common shares of CP and (2) $90 in cash (together, the “Merger Consideration”), and each share of preferred stock, par value $25 per share, that was outstanding immediately prior to the merger was converted into the right to receive $37.50 in cash. The Merger Consideration value received by KCS stockholders was $301.20 per KCS common share.

The merger transaction was completed through a series of mergers as outlined in the Merger Agreement. These mergers ultimately resulted in KCS being merged with and into Cygnus Merger Sub 1 Corporation (“Surviving Merger Sub”), a wholly owned subsidiary of CP, with Surviving Merger Sub continuing as the surviving entity. Pursuant to the Merger Agreement, Surviving Merger Sub was renamed “Kansas City Southern” and as successor company of KCS, continued to own the assets of KCS. Immediately following the consummation of the mergers, CP caused the contribution, directly and indirectly, of all of the outstanding shares of capital stock of Surviving Merger Sub, as successor to KCS, to be deposited into an independent, irrevocable voting trust (the “Voting Trust”) under a voting trust agreement (the “Voting Trust Agreement”) approved by the U.S. Surface Transportation Board (“STB”), pending receipt of the final and non-appealable approval or exemption by the STB pursuant to 49 U.S.C. § 11323 et seq., of the transactions contemplated by the Merger Agreement (“STB Final Approval”). The Voting Trust prevents CP, or any affiliate of CP, from controlling or having the power to control KCS prior to STB Final Approval. Following receipt of STB Final Approval, the Voting Trust will be terminated and CP will acquire control over KCS’s railroad operations. STB Final Approval is expected to be granted in the first quarter of 2023, subject to the regulatory review process.

On December 14, 2021, the merger of KCS and Surviving Merger Sub was accounted for as a recapitalization of KCS’s equity. Upon STB Final Approval, the transaction will be accounted for as a business combination using the acquisition method of accounting. See more details regarding the recapitalization in Item 8, Financial Statements and Supplementary Data — Note 14, Stockholder(s)’ Equity.

Pursuant to the Merger Agreement, periodic cash distributions may be made to a wholly-owned subsidiary of CP based upon cash generated, the timing of capital expenditures and working capital needs of the Company. During 2022, KCS paid cash dividends of $880.0 million to a wholly-owned subsidiary of CP.

For the year ended December 31, 2022, KCS reported $46.6 million of merger-related costs. These merger costs primarily related to incentive compensation costs. For the year ended December 31, 2021, KCS reported $264.0 million of merger-related costs. These merger costs primarily related to bankers’ fees, compensation and benefits costs, and legal fees. These costs were recognized in merger costs, net within the consolidated statements of income.

Note 4. Restructuring Charges

As revenues declined in the second quarter of 2020 due to the novel coronavirus and its variants (“COVID-19”), the Company implemented a variety of cost-saving measures and accelerated Precision Scheduled Railroading (“PSR”) initiatives. In June of 2020, the Company offered a voluntary separation program, which resulted in a restructuring charge of $9.7 million for the year ended December 31, 2020, consisting of severance and benefit costs.

During 2020, the Company recognized approximately $7.3 million in additional restructuring charges related to PSR and the purchase and disposal of equipment.

Note 5. Leases

Leases	Classification	December 31, 2022	December 31, 2021
Assets		(in millions)
Operating	Operating lease right-of-use assets	$100.9	$69.6
Finance	Property and equipment (including Concession assets), net	17.8	13.9
Total leased assets		$118.7	$83.5

Liabilities
Current
Operating	Accounts payable and accrued liabilities	$28.8	$22.3
Finance	Long-term debt due within one year	6.3	4.5
Noncurrent
Operating	Long-term operating lease liabilities	71.5	46.4
Finance	Long-term debt	12.4	10.9
Total lease liabilities		$119.0	$84.1

		Years ended
Lease Cost	Classification	December 31, 2022	December 31, 2021	December 31, 2020
Operating lease cost:		(in millions)
	Equipment costs	$20.8	$19.6	$23.3
	Materials and other	5.7	5.8	5.0
Finance lease cost:
Amortization of finance lease assets	Depreciation and amortization	2.8	1.7	1.6
Interest on lease liabilities	Interest expense	0.6	0.6	0.9
Total lease cost		$29.9	$27.7	$30.8

	Years ended
Cash Flow Information	December 31, 2022	December 31, 2021	December 31, 2020
	(in millions)
Cash paid for operating leases included in operating activities	$32.5	$29.4	$45.6
Cash paid for finance leases included in operating activities	0.7	0.8	0.9
Cash paid for finance leases included in financing activities	5.9	3.5	2.0
Right-of-use assets obtained in exchange for operating lease liabilities	58.9	32.9	18.4
Right-of-use assets obtained in exchange for financing lease liabilities	9.2	11.5	0.8

Lease Term and Discount Rate	December 31, 2022	December 31, 2021
Weighted-average remaining lease term (years)
Operating leases	4.2	4.2
Finance leases	3.6	3.8
Weighted-average discount rate
Operating leases	2.9%	2.2%
Finance leases	3.5%	5.1%

Remaining Maturities of Lease Liabilities Year Ending December 31 (in millions),	Operating Leases	Finance Leases
2023	$29.7	$6.8
2024	25.6	4.5
2025	18.9	4.2
2026	17.0	3.6
2027	9.5	0.4
Thereafter	3.5	—
Total lease payments	104.2	19.5
Less imputed interest	3.9	0.8
Total	$100.3	$18.7

Note 6. Revenue

Disaggregation of Revenue

The following table presents revenues disaggregated by the major commodity groups as well as the product types included within the major commodity groups (in millions). The Company believes disaggregation by product type best depicts how cash flows are affected by economic factors. See Note 18, Geographic Information in the consolidated financial statements for revenues by geographical area.

	Years ended December 31,
	2022	2021	2020
Chemical & Petroleum
Chemicals	$291.9	$263.5	$236.7
Petroleum	324.8	442.1	375.0
Plastics	166.8	146.2	152.1
Total	783.5	851.8	763.8

Industrial & Consumer Products
Forest Products	295.8	261.8	247.8
Metals & Scrap	257.3	204.9	188.4
Other	157.5	122.9	101.5
Total	710.6	589.6	537.7

Agriculture & Minerals
Grain	432.5	358.6	299.6
Food Products	175.1	152.3	154.6
Ores & Minerals	33.5	25.9	21.8
Stone, Clay & Glass	40.9	34.9	29.4
Total	682.0	571.7	505.4

Energy
Utility Coal	165.3	148.5	105.6
Coal & Petroleum Coke	49.2	47.3	41.8
Frac Sand	18.3	15.6	11.3
Crude Oil	72.4	43.4	36.3
Total	305.2	254.8	195.0

Intermodal	449.7	346.3	319.1

Automotive	258.4	183.2	172.7

Total Freight Revenues	3,189.4	2,797.4	2,493.7

Other Revenue	181.0	149.9	138.9

Total Revenues	$3,370.4	$2,947.3	$2,632.6

Major customers

No individual customer makes up greater than 10% of total consolidated revenues.

Contract Balances

The amount of revenue recognized in 2022 from performance obligations partially satisfied in the previous year was $17.9 million. The performance obligations that were unsatisfied or partially satisfied as of December 31, 2022, were $25.8 million, which represents in-transit shipments that are fully satisfied the following month.

A receivable is any unconditional right to consideration, and is recognized as shipments have been completed and the relating performance obligation has been fully satisfied. At December 31, 2022 and 2021, the accounts receivable, net balance was $543.6 million and $271.0 million, respectively. Contract assets represent a conditional right to consideration in exchange for goods or services. The Company did not have any contract assets at December 31, 2022 and 2021.

Contract liabilities represent consideration received in advance from customers, and are recognized as revenue over time as the relating performance obligation is satisfied. The amount of revenue recognized in 2022 that was included in the opening contract liability balance was $34.1 million. The Company has recognized contract liabilities within the accounts payable and accrued liabilities and other long-term liabilities financial statement captions on the balance sheet.

The following tables summarize the changes in contract liabilities (in millions):

Contract liabilities	Years ended December 31,
	2022	2021
Beginning balance	$68.4	$29.9
Revenue recognized that was included in the contract liability balance at the beginning of the period	(34.1)	(29.7)
Increases due to consideration received, excluding amounts recognized as revenue during the period	29.8	68.2
Ending balance	$64.1	$68.4

Note 7. Property and Equipment (including Concession Assets)

The following tables list the major categories of property and equipment, including Concession assets, as well as the weighted-average composite depreciation rate for each category (in millions):

As of December 31, 2022	Cost	Accumulated Depreciation	Net Book Value	Depreciation Rates for 2022
Land	$244.7	$—	$244.7	N/A
Concession land rights	141.1	(33.6)	107.5	1.0%
Rail and other track material	2,394.8	(454.3)	1,940.5	1.9-3.6%
Ties	1,868.0	(475.8)	1,392.2	1.4-5.4%
Grading	1,013.1	(210.8)	802.3	1.0%
Bridges and tunnels	940.8	(192.3)	748.5	1.3%
Ballast	940.2	(277.8)	662.4	2.2-4.4%
Other (a)	1,652.5	(567.7)	1,084.8	3.0%
Total road property	8,809.4	(2,178.7)	6,630.7	2.7%
Locomotives	1,826.2	(637.0)	1,189.2	5.0%
Freight cars	995.0	(266.4)	728.6	2.9%
Other equipment	83.0	(41.1)	41.9	5.2%
Total equipment	2,904.2	(944.5)	1,959.7	4.3%
Technology and other	453.7	(335.6)	118.1	10.9%
Construction in progress	301.7	—	301.7	N/A
Total property and equipment (including Concession assets)	$12,854.8	$(3,492.4)	$9,362.4	N/A
_____________
(a)Other includes signals, buildings and other road assets.

As of December 31, 2021	Cost	Accumulated Depreciation	Net Book Value	Depreciation Rates for 2021
Land	$243.0	$—	$243.0	N/A
Concession land rights	141.1	(32.2)	108.9	1.0%
Rail and other track material	2,240.6	(417.7)	1,822.9	1.8-3.6%
Ties	1,790.0	(435.6)	1,354.4	1.4-5.4%
Grading	1,006.8	(200.3)	806.5	1.0%
Bridges and tunnels	884.1	(181.0)	703.1	1.3%
Ballast	898.6	(258.2)	640.4	2.2-4.4%
Other (a)	1,610.5	(519.6)	1,090.9	2.7%
Total road property	8,430.6	(2,012.4)	6,418.2	2.6%
Locomotives	1,777.2	(546.6)	1,230.6	4.5%
Freight cars	974.2	(234.4)	739.8	2.2%
Other equipment	91.0	(39.9)	51.1	5.0%
Total equipment	2,842.4	(820.9)	2,021.5	3.7%
Technology and other	372.6	(290.7)	81.9	15.6%
Construction in progress	335.8	—	335.8	N/A
Total property and equipment (including Concession assets)	$12,365.5	$(3,156.2)	$9,209.3	N/A
_____________
(a)Other includes signals, buildings and other road assets.

Concession assets, net of accumulated amortization of $797.3 million and $744.8 million, totaled $2,472.0 million and $2,459.3 million at December 31, 2022 and 2021, respectively.

Depreciation and amortization of property and equipment (including Concession assets) totaled $390.9 million, $365.8 million and $357.9 million, for 2022, 2021, and 2020, respectively.

The Company has historically received assistance from governmental entities, typically in the form of cash, for purposes of making improvements to its rail network as part of public safety and/or economic revitalization initiatives. The governmental entity generally specifies how the monetary assistance is to be spent, and may include limited conditions requiring the Company to return the assistance. The Company accounts for this assistance received as reductions to property and equipment in the period in which the improvement is made, with the assistance being amortized as an offset to depreciation expense over the life of the improvement. As of December 31, 2022 and 2021, the total governmental assistance received, net of accumulated amortization, was $34.8 million and $37.3 million, respectively. For the year ended December 31, 2022, governmental assistance amortization was $2.5 million.

In 2020, $13.6 million of expense was recognized related to costs previously capitalized for the development of internal-use software. The development of the software was cancelled prior to completion and had no further use. The expense was recognized in write-off of software development costs in the consolidated statements of income.

Note 8. Other Balance Sheet Captions

Other Current Assets. Other current assets included the following items at December 31 (in millions):

	2022	2021
Prepaid expenses	$28.4	$25.8
Refundable Mexican value added tax	78.9	78.0
Prepaid income taxes	14.3	19.0
Advances to affiliates	8.8	9.0
Other	8.4	10.3
Other current assets	$138.8	$142.1

Accounts Payable and Accrued Liabilities. Accounts payable and accrued liabilities included the following items at December 31 (in millions):

	2022	2021
Accounts payable	$207.2	$169.7
Accrued wages and vacation	128.4	103.7
Accrued merger costs	55.8	37.3
Income and other taxes	41.9	37.0
Foreign currency forward contracts	41.0	1.8
Contract liabilities	31.3	30.0
Short-term operating lease liability	28.8	22.3
Interest payable	26.2	26.2
Derailments, personal injury and other claim provisions	25.1	27.5
Accrued rents and leases	13.3	7.7
Other	36.7	16.5
Accounts payable and accrued liabilities	$635.7	$479.7

Note 9. Fair Value Measurements

The Company’s assets and liabilities recognized at fair value have been categorized based upon a fair value hierarchy as described in Note 2, Significant Accounting Policies. As of December 31, 2022 and 2021, the Company’s derivative financial instruments are measured at fair value on a recurring basis and consist of foreign currency forward contracts and treasury lock agreements, which are classified as Level 2 valuations. The Company determines the fair value of its derivative financial instrument positions based upon pricing models using inputs observed from actively quoted markets and also takes into consideration the contract terms as well as other inputs, including market currency exchange rates.

The Company’s short-term financial instruments include cash and cash equivalents, accounts receivable, accounts payable and short-term borrowings. The carrying value of the short-term financial instruments approximates their fair value.

The fair value of the Company’s debt is estimated using quoted market prices when available. When quoted market prices are not available, fair value is estimated based on current market interest rates for debt with similar maturities and credit quality. The carrying value of the Company’s debt was $3,779.6 million and $3,777.6 million at December 31, 2022 and 2021, respectively. If the Company’s debt were measured at fair value, the fair value measurements of the individual debt instruments would have been classified as Level 2 in the fair value hierarchy.

The fair value of the Company’s financial instruments is presented in the following table (in millions):

	December 31, 2022	December 31, 2021
	Level 2	Level 2
Assets
Treasury lock agreements	$—	$57.4
Liabilities
Debt instruments	3,308.3	4,311.1
Foreign currency derivative instruments	41.0	1.8

Note 10. Derivative Instruments

The Company enters into derivative transactions in certain situations based on management’s assessment of current market conditions and perceived risks. Management intends to respond to evolving business and market conditions and in doing so, may enter into such transactions as deemed appropriate.

Credit Risk. As a result of the use of derivative instruments, the Company is exposed to counterparty credit risk. The Company manages this risk by limiting its counterparties to large financial institutions which meet the Company’s credit rating standards and have an established banking relationship with the Company. As of December 31, 2022, the Company did not expect any losses as a result of default of its counterparties.

Interest Rate Derivative Instruments. During 2020, the Company executed six 30-year treasury lock agreements with an aggregate notional value of $650.0 million and a weighted-average interest rate of 1.58%. The purpose of the treasury locks was to hedge the U.S. Treasury benchmark interest rate associated with future interest payments related to the anticipated refinancing of the $444.7 million principal amount of 3.00% senior notes due May 15, 2023 (the “3.00% Senior Notes”) and the $200.0 million principal amount of 3.85% senior notes due November 15, 2023 (the “3.85% Senior Notes”). The Company designated the treasury locks as cash flow hedges and recorded unrealized gains and losses in accumulated other comprehensive income (loss).

During the fourth quarter of 2022, KCS determined the forecasted refinancing of the 3.00% Senior Notes and the 3.85% Senior Notes was no longer considered probable to occur as financing costs have risen and the Company plans to extinguish the maturing debt with cash on hand and cash generated from operations. Accordingly, the Company removed the cash flow hedge designation to all tranches and derecognized the related unrealized gain in accumulated other comprehensive income (loss). The treasury lock instruments were settled and the Company recognized the gain on settlement of the interest rate derivative instruments of $259.3 million within the consolidated statements of income. The settlement of the treasury lock agreements was classified as an investing activity within the consolidated statements of cash flows.

In May 2017, the Company executed four treasury lock agreements with an aggregate notional value of $275.0 million and a weighted-average interest rate of 2.85%. The purpose of the treasury locks was to hedge the U.S. Treasury benchmark interest rate associated with future interest payments related to the anticipated refinancing of the $275.0 million, 2.35% senior notes due May 15, 2020 (the “2.35% Senior Notes”). The Company designated the treasury locks as cash flow hedges and recorded unrealized gains and losses in accumulated other comprehensive income (loss). During the fourth quarter of 2019, KCS issued $425.0 million principal amount of 2.875% senior notes due November 15, 2029 (the “2.875% Senior Notes”), effectively completing the refinancing of the 2.35% Senior Notes, and settled the treasury lock agreements, resulting in cash paid of $25.8 million. This amount was included in accumulated other comprehensive income (loss) and is being amortized to interest expense over the life of the new 2.875% Senior Notes, increasing the effective interest rate on the notes to 3.60%.

Foreign Currency Derivative Instruments. The Company’s Mexican subsidiaries have net U.S. dollar-denominated monetary assets which, for Mexican income tax purposes, are subject to periodic revaluation based on changes in the value of the Mexican peso against the U.S. dollar. This revaluation creates fluctuations in the Company’s Mexican income tax expense and the amount of income taxes paid in Mexico. The Company hedges its exposure to this cash tax risk by entering into foreign currency forward contracts, which involve the Company’s purchase of Mexican pesos and/or U.S. dollars at an agreed-upon weighted-average exchange rate to each U.S dollar or Mexican Peso.

Below is a summary of the Company’s 2022, 2021 and 2020 foreign currency derivative contracts (amounts in millions, except Ps./USD):

Foreign currency forward contracts
	Contracts to sell Ps./receive USD			Offsetting contracts to purchase Ps./pay USD
	Notional amount	Notional amount	Weighted-average exchange rate (in Ps./USD)	Notional amount	Notional amount	Weighted-average exchange rate (in Ps./USD)	Cash received/(paid) on settlement
Contracts executed in 2022 and outstanding	$535.0	Ps. 11,235.2	Ps. 21.0	—	—	—	—
Contracts executed in 2022 and settled in 2022	$110.0	Ps. 2,348.4	Ps. 21.3	$113.4	Ps. 2,348.4	Ps. 20.7	$(3.4)
Contracts executed in 2021 and settled in 2022	$270.0	Ps. 5,583.3	Ps. 20.7	$271.7	Ps. 5,583.3	Ps. 20.6	$(1.7)
Contracts executed in 2020 and settled in 2020	$75.0	Ps. 1,555.5	Ps. 20.7	$78.0	Ps. 1,555.5	Ps. 20.0	$(2.9)

	Contracts to purchase Ps./pay USD			Offsetting contracts to sell Ps./receive USD
	Notional amount	Notional amount	Weighted-average exchange rate (in Ps./USD)	Notional amount	Notional amount	Weighted-average exchange rate (in Ps./USD)	Cash received/(paid) on settlement
Contracts executed in 2021 and settled in 2021	$100.0	Ps. 1,993.5	Ps. 19.9	$98.1	Ps. 1,993.5	Ps. 20.3	$(1.9)
Contracts executed in 2020 and settled in 2020	$555.0	Ps. 11,254.3	Ps. 20.3	$534.3	Ps. 11,254.3	Ps. 21.1	$(20.7)
Contracts executed in 2019 and settled in 2020	$105.0	Ps. 2,041.2	Ps. 19.4	$108.6	Ps. 2,041.2	Ps. 18.8	$3.6

The Company has not designated any of the foreign currency derivative contracts as hedging instruments for accounting purposes. The Company measures the foreign currency derivative contracts at fair value each period and recognizes any change in fair value in foreign exchange gain (loss) within the consolidated statements of income. The cash flows associated with these instruments is classified as an operating activity within the consolidated statements of cash flows.

Offsetting. The Company’s treasury lock agreements and foreign currency forward contracts are executed with counterparties in the U.S. and are governed by International Swaps and Derivatives Association agreements that include standard netting arrangements. Asset and liability positions from contracts with the same counterparty are net settled upon maturity/expiration and presented on a net basis in the consolidated balance sheets prior to settlement.

The following table presents the fair value of derivative instruments included in the consolidated balance sheets at December 31 (in millions):

	Derivative Assets
	Balance Sheet Location	2022	2021
Derivatives designated as hedging instruments:
Treasury lock agreements	Other assets	—	$57.4
Total derivatives designated as hedging instruments		—	57.4
Total derivative assets		—	$57.4

	Derivative Liabilities
	Balance Sheet Location	2022	2021
Derivatives not designated as hedging instruments:
Foreign currency forward contracts	Accounts payable and accrued liabilities	$41.0	$1.8
Total derivatives not designated as hedging instrument		41.0	1.8
Total derivative liabilities		$41.0	$1.8

The following table summarizes the gross and net fair value of derivative liabilities (in millions):

As of December 31, 2022	Gross Liabilities	Gross Assets	Net Amounts Presented in the Consolidated Balance Sheets
Derivatives subject to a master netting arrangement or similar agreement	$41.0	—	$41.0
As of December 31, 2021
Derivatives subject to a master netting arrangement or similar agreement	$2.8	$(1.0)	$1.8

The following tables present the effects of derivative instruments on the consolidated statements of income and consolidated statements of comprehensive income for the years ended December 31 (in millions):

Derivatives in Cash Flow Hedging Relationships	Amount of Gain/(Loss) Recognized in OCI on Derivative			Location of Gain/(Loss) Reclassified from AOCI into Income	Amount of Gain/(Loss) Reclassified from AOCI into Income
	2022	2021	2020		2022	2021	2020
Treasury lock agreements	$201.9	$21.8	$35.6	Interest expense	$(2.4)	$(2.5)	$(2.4)
				Gain on settlement of treasury lock agreements	259.3	—	—
Total	$201.9	$21.8	$35.6		$256.9	$(2.5)	$(2.4)

Derivatives Not Designated as Hedging Instruments	Location of Gain/(Loss) Recognized in Income on Derivative	Amount of Gain/(Loss) Recognized in Income on Derivative
		2022	2021	2020
Foreign currency forward contracts	Foreign exchange loss	$(44.3)	$(3.7)	$(22.5)
Total		$(44.3)	$(3.7)	$(22.5)

See Note 9, Fair Value Measurements, for the determination of the fair values of derivatives.

Note 11. Short-Term Borrowings

Commercial Paper. The Company’s commercial paper program generally serves as the primary means of short-term funding. As of December 31, 2022, and 2021, KCS had no commercial paper outstanding. For the years ended December 31, 2022, 2021 and 2020, commercial paper borrowings were outstanding for less than 90 days and the related activity is presented on a net basis in the consolidated statements of cash flows.

Note 12. Long-Term Debt

Long-term debt at December 31 (in millions):

	2022			2021
	Principal	Unamortized Discount and Debt Issuance Costs	Net	Principal	Unamortized Discount and Debt Issuance Costs	Net
Revolving credit facilities, variable interest rate, due 2024	$—	$—	$—	$—	$—	$—
KCS 3.00% senior notes, due 2023	439.1	0.3	438.8	439.1	1.0	438.1
KCS 3.85% senior notes, due 2023	199.2	0.2	199.0	199.2	0.5	198.7
KCS 3.125% senior notes, due 2026	250.0	1.3	248.7	250.0	1.7	248.3
KCS 2.875% senior notes, due 2029	425.0	3.0	422.0	425.0	3.4	421.6
KCS 4.30% senior notes, due 2043	448.7	7.8	440.9	448.7	8.1	440.6
KCS 4.95% senior notes, due 2045	499.2	6.4	492.8	499.2	6.7	492.5
KCS 4.70% senior notes, due 2048	500.0	5.4	494.6	500.0	5.6	494.4
KCS 3.50% senior notes, due 2050	550.0	10.1	539.9	550.0	10.4	539.6
KCS 4.20% senior notes, due 2069	425.0	6.7	418.3	425.0	6.8	418.2
KCSR 3.85% to 4.95% senior notes, due through 2045	2.7	—	2.7	2.7	—	2.7
KCSM 3.00% senior notes, due 2023	5.6	—	5.6	5.6	—	5.6
RRIF loans 2.96% to 4.29%, due serially through 2037	57.7	0.3	57.4	62.0	0.3	61.7
Finance lease obligations, due serially to 2027	18.7	—	18.7	15.4	—	15.4
Other debt obligations	0.2	—	0.2	0.2	—	0.2
Total	3,821.1	41.5	3,779.6	3,822.1	44.5	3,777.6
Less: Debt due within one year	655.5	0.5	655.0	8.8	—	8.8
Long-term debt	$3,165.6	$41.0	$3,124.6	$3,813.3	$44.5	$3,768.8

Revolving Credit Facility

KCS, with certain of its domestic subsidiaries named therein as guarantors, has a $600.0 million senior unsecured revolving credit facility (the “Revolving Credit Facility”), with a $25.0 million standby letter of credit facility which, if utilized, constitutes usage under the Revolving Credit Facility. The Revolving Credit Facility serves as a backstop for KCS’s commercial paper program (the “Commercial Paper Program”) which generally serves as the Company’s primary means of short-term funding.

Borrowings under the Revolving Credit Facility bear interest at floating rates. Depending on the Company’s credit rating, the margin that KCS would pay above the London Interbank Offered Rate (“LIBOR”) at any point is between 1.000% and 1.750%. As of December 31, 2022, the margin was 1.25% based on KCS’s current credit rating.

The Revolving Credit Facility is guaranteed by KCSR, together with certain domestic subsidiaries named therein as guarantors and matures on March 8, 2024. The Revolving Credit Facility agreement contains representations, warranties, covenants and events of default that are customary for credit agreements of this type. The occurrence of an event of default could result in the termination of the commitments and the acceleration of the repayment of any outstanding principal balance on the Revolving Credit Facility and the Commercial Paper Program.

As of December 31, 2022 and 2021, KCS had no outstanding borrowings under the revolving credit facility.

Senior Notes

The Company’s senior notes include certain covenants that are customary for these types of debt instruments issued by borrowers with similar credit ratings.

The KCS notes are KCS’s general unsecured senior obligations and are unconditionally guaranteed, jointly and severally, on an unsecured senior basis by each current and future domestic subsidiary of KCS that from time to time guarantees the Revolving Credit Facility or any other debt of KCS or any of KCS’s significant subsidiaries that is a guarantor (collectively, the “Note Guarantors”).

KCSR’s senior notes are unconditionally guaranteed, jointly and severally, on an unsecured senior basis, by KCS and each current and future domestic subsidiary of KCS that guarantees the Revolving Credit Facility or certain other debt of KCS or a note guarantor. KCSR’s senior notes and the note guarantees rank pari passu in right of payment with KCSR’s, KCS’s and the Note Guarantors’ existing and future unsecured, unsubordinated obligations.

KCSM’s senior notes are denominated in U.S. dollars; are unsecured, unsubordinated obligations; rank pari passu in right of payment with KCSM’s existing and future unsecured, unsubordinated obligations and are senior in right of payment to KCSM’s future subordinated indebtedness.

Senior notes are redeemable at the issuer’s option, in whole or in part, at any time, by paying the greater of either 100% of the principal amount to be redeemed and a formula price based on interest rates prevailing at the time of redemption and time remaining to maturity, plus, in each case, accrued interest thereon to, but excluding the redemption date. In addition, KCSM’s senior notes are redeemable, in whole but not in part, at KCSM’s option at any time at a redemption price of 100% of their principal amount, plus any accrued unpaid interest in the event of certain changes in the Mexican withholding tax rate.

RRIF Loan Agreements

The following loans were made under the Railroad Rehabilitation and Improvement Financing (“RRIF”) Program administered by the Federal Railroad Administration (“FRA”):

KCSR RRIF Loan Agreement. On February 21, 2012, KCSR entered into an agreement with the FRA to borrow $54.6 million to be used to reimburse KCSR for a portion of the purchase price of thirty new locomotives (the “Locomotives”) acquired by KCSR in the fourth quarter of 2011. The loan bears interest at 2.96% annually and the principal balance amortizes quarterly with a final maturity of February 24, 2037. The obligations under the financing agreement are secured by a first priority security interest in the Locomotives and certain related rights. In addition, the Company has agreed to guarantee repayment of the amounts due under the financing agreement and certain related agreements. The occurrence of an event of default could result in the acceleration of the repayment of any outstanding principal balance of the loan.

Tex-Mex RRIF Loan Agreement. On June 28, 2005, Tex-Mex entered into an agreement with the FRA to borrow $50.0 million to be used for infrastructure improvements in order to accommodate growing freight rail traffic related to the NAFTA corridor. The loan bears interest at 4.29% annually and the principal balance amortizes quarterly with a final maturity of July 13, 2030. The loan is guaranteed by Mexrail, which has issued a pledge agreement in favor of the lender equal to the gross revenues earned by Mexrail on per-car fees on traffic crossing the International Rail Bridge in Laredo, Texas. In addition, the Company has agreed to guarantee the scheduled principal payment installments due to the FRA from Tex-Mex under the loan agreement on a rolling five-year basis.

Debt Covenants Compliance

The Company was in compliance with all of its debt covenants as of December 31, 2022.

Other Debt Provisions

Certain loan agreements and debt instruments entered into or guaranteed by the Company and its subsidiaries provide for default in the event of a specified change in control of the Company or particular subsidiaries of the Company.

Debt Maturities

Minimum annual payments for debt maturities are as follows (in millions):

Years	Long-Term Debt	Net Present Value Finance Leases	Total
2023	$649.2	$6.3	$655.5
2024	4.6	4.3	8.9
2025	5.0	4.1	9.1
2026	255.0	3.6	258.6
2027	5.2	0.4	5.6
Thereafter	2,883.4	—	2,883.4
Total	$3,802.4	$18.7	$3,821.1

Note 13. Income Taxes

Current income tax expense represents the amounts expected to be reported on the Company’s income tax returns, and deferred tax expense or benefit represents the change in net deferred tax assets and liabilities. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates that will be in effect when these differences reverse. Valuation allowances are recorded as appropriate to reduce deferred tax assets to the amount considered likely to be realized.

Tax Expense. Income tax expense consists of the following components (in millions):

	2022	2021	2020
Current:
Federal	$88.4	$18.1	$(1.9)
State and local	8.2	2.7	1.6
Foreign	194.3	167.1	155.0
Total current	290.9	187.9	154.7
Deferred:
Federal	52.7	21.2	49.4
State and local	(3.3)	(1.6)	13.8
Foreign	(14.4)	3.6	(13.8)
Total deferred	35.0	23.2	49.4
Total income tax expense	$325.9	$211.1	$204.1

Income before income taxes consists of the following (in millions):

	2022	2021	2020
Income before income taxes:
U.S.	$662.1	$148.6	$329.0
Foreign	647.6	589.5	494.2
Total income before income taxes	$1,309.7	$738.1	$823.2

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31 follow (in millions):

	2022	2021
Assets:
Reserves not currently deductible for tax	$65.5	$42.5
Compensation and benefits	32.0	28.0
Lease liability	26.9	19.4
Tax credit and loss carryovers	14.8	26.4
Other	26.5	6.5
Gross deferred tax assets before valuation allowance	165.7	122.8
Valuation allowance	(2.1)	(7.3)
Net deferred tax assets	163.6	115.5
Liabilities:
Property	(1,317.1)	(1,253.0)
Investments	(57.9)	(56.0)
Other	(25.7)	(20.2)
Gross deferred tax liabilities	(1,400.7)	(1,329.2)
Net deferred tax liability	$(1,237.1)	$(1,213.7)

Tax Rates. Differences between the Company’s effective income tax rate and the U.S. federal statutory income tax rate of 21% follow (in millions):

	2022		2021		2020
	Dollars	Percent	Dollars	Percent	Dollars	Percent
Income tax expense using the statutory rate in effect	$275.0	21.0%	$155.0	21.0%	$172.9	21.0%
Tax effect of:
Difference between U.S. and foreign tax rate	57.4	4.4%	51.9	7.0%	44.1	5.4%
Inflation	(25.8)	(2.0%)	(10.4)	(1.4%)	(4.9)	(0.6%)
Tax credits	(11.9)	(0.9%)	(11.7)	(1.6%)	(13.8)	(1.7%)
Foreign exchange (i)	9.4	0.7%	5.9	0.8%	(3.4)	(0.4%)
State and local income tax provision, net	9.1	0.7%	0.2	—	12.5	1.5%
Withholding tax	8.5	0.6%	8.5	1.2%	9.9	1.2%
Non-deductible executive compensation	3.6	0.3%	14.7	2.0%	1.8	0.2%
Non-deductible transaction costs	0.6	—	14.0	1.9%	—	—
Global intangible low-taxed income tax, net	0.1	—	0.4	0.1%	(14.5)	(1.8%)
Share-based compensation	—	—	(25.2)	(3.4%)	(4.6)	(0.6%)
Other, net	(0.1)	0.1%	7.8	1.0%	4.1	0.6%
Income tax expense	$325.9	24.9%	$211.1	28.6%	$204.1	24.8%
_____________________
(i)The Company’s Mexican subsidiaries have net U.S. dollar-denominated monetary assets which, for Mexican income tax purposes, are subject to periodic revaluation based on changes in the value of the Mexican peso against the U.S. dollar. This revaluation creates fluctuations in the Company’s Mexican income tax expense in the consolidated statements of income and the amount of income taxes paid in Mexico. The Company also has net monetary assets denominated in Mexican pesos, that are subject to periodic re-measurement and settlement that creates fluctuations in foreign currency gains and losses in the consolidated statements of income. The Company hedges its net exposure to variations in earnings by entering into foreign currency forward contracts. The foreign currency forward contracts involve the Company’s agreement to buy or sell pesos at an agreed-upon exchange rate on a future date. Refer to Note 10, Derivative Instruments for further information.

Difference Attributable to Foreign Investments. The Company asserts that all foreign earnings will be indefinitely reinvested to the extent of local needs and earnings that would be distributed in a taxable manner. The Company therefore intends to limit distributions to earnings previously taxed in the U.S., or earnings that would qualify for the 100 percent dividends received deduction and earnings that would not result in any significant foreign taxes. Therefore, the Company has not recognized a deferred tax liability on its investment in foreign subsidiaries.

Tax Carryovers. The Company has U.S. state net operating losses which are carried forward from 10 years to indefinitely and are analyzed each year to determine the likelihood of realization. The state loss carryovers arise from both combined and separate tax filings from as early as 2001 and may expire as early as December 31, 2023. The state loss carryover at December 31, 2022 was $64.9 million resulting in a state deferred tax asset of $7.2 million.

The Mexico federal loss carryovers at December 31, 2022, were $27.0 million resulting in a net deferred tax asset of $7.9 million, and, if not used, will begin to expire in 2026. A deferred tax asset was recognized in prior periods for the expected future tax benefit of these losses which will be carried forward to reduce only Mexican income tax payable in future years.

The valuation allowance for deferred tax assets as of December 31, 2022 and 2021, was $2.1 million and $7.3 million, respectively, primarily attributable to state net operating loss and capital loss carryovers. The Company believes it is more likely than not that reversals of existing temporary differences that will produce future taxable income and the results of future operations will generate sufficient taxable income to realize the deferred tax assets, net of valuation allowances, related to loss carryovers.

Uncertain Tax Positions. The accounting guidance for uncertainty in income taxes prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The guidance requires the Company to recognize in the consolidated financial statements the benefit of a tax position only if the impact is more likely than not of being sustained on audit based on the technical merits of the position. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in millions):

	2022	2021
Balance at January 1,	$2.2	$2.2
Additions for tax positions of prior years	1.3	—
Reductions for settlement with taxing authorities	(2.2)	—
Balance at December 31,	$1.3	$2.2

The unrecognized tax benefit would affect the effective income tax rate if recognized, and is not expected to change in the next twelve months.

Interest, inflation and penalties related to uncertain tax positions are included in income before taxes on the consolidated statements of income. Accrued interest, inflation and penalties on unrecognized tax benefits was $2.6 million and $0.1 million at December 31, 2022 and 2021, respectively. Interest, inflation and penalty expense was $2.6 million and less than $0.1 million for 2022 and 2021, respectively.

Tax Contingencies. Tax returns filed in the U.S. for periods after 2017 and in Mexico for periods after 2014 remain open to examination by the taxing authority. The Internal Revenue Service (“IRS”) has completed its examination of the 2017 deemed mandatory repatriation tax included in the 2017 U.S. federal tax return and the 2016 U.S. federal tax return with no material impact to the consolidated financial statements. The Servicio de Administración Tributaria (“SAT”), the Mexican equivalent of the IRS, has initiated examinations of the KCSM 2015 through 2020 Mexico tax returns and the Financiera Inspira, S.A. de C.V. SOFOM, E.N.R. 2016 and 2017 Mexico tax returns. The Company does not expect that these examinations will have a material impact on the consolidated financial statements. During 2017, the Company received audit assessments from the SAT for the KCSM 2009 and 2010 Mexico tax returns. The Company commenced administrative actions with the SAT and the audit assessments were subsequently nullified. In the third quarter of 2018, the SAT issued new assessments and the Company filed administrative appeals with the SAT. During the first quarter of 2022, the Company received an audit assessment from the SAT for the KCSM 2013 Mexico tax return and filed an administrative appeal of the assessment in the second quarter of 2022.

On April 13, 2022, the SAT used an electronic tax mailbox to deliver an audit assessment on the 2014 KCSM tax returns, which as of December 31, 2022 was Ps.5.7 billion (approximately $296.0 million USD) of tax, interest, penalties and inflation (the “2014 Audit Assessment”). In 2014, KCSM filed an amparo lawsuit with the district court, objecting to the SAT’s electronic accounting requirements, including the SAT’s use of the electronic tax mailbox, and KCSM was granted a permanent injunction in 2015 preventing the SAT from delivering any notification of assessments using the electronic tax mailbox. The permanent injunction remained in effect through the date the SAT issued the 2014 Audit Assessment. The Company became aware of the 2014 Audit Assessment on June 30, 2022 and based on the permanent injunction on the electronic accounting requirements, the Company believed it had thirty business days from that date to file an appeal. On July 7, 2022, the Company filed an administrative appeal of the 2014 Audit Assessment with the SAT. During the third quarter of 2022, the SAT dismissed the administrative appeal of the 2014 Audit Assessment on the basis it wasn’t filed timely. During the fourth quarter of 2022, the Company filed a nullification lawsuit in Mexican court challenging the SAT dismissal of the administrative appeal of the 2014 Audit Assessment. The Company believes that it has strong legal arguments in its favor and it is more likely than not that the administrative appeal of the 2014 Audit Assessment was timely filed.

The 2014 Audit Assessment includes tax positions where KCSM has prior favorable court decisions or strong legal arguments in its favor. Management believes it is more likely than not it will prevail in any challenge of the 2014 Audit Assessment. Historically, the Company has not been required to pay to settle previous SAT audit assessments or has settled SAT audit assessments for an immaterial amount.

On July 1, 2022, the SAT froze KCSM’s Mexico bank accounts without any request for payment of the 2014 Audit Assessment or notification of the freeze. The Company filed an amparo lawsuit challenging the legality of the bank account freeze. The district court issued a permanent injunction requiring the SAT to remove the freeze subject to KCSM posting a performance bond or other collateral upon the SAT demonstrating a tax obligation exists. In August 2022, KCSM posted a performance bond in the amount of Ps.5.6 billion (approximately $291.0 million USD) and the bank account freeze was removed. On January 5, 2023, the administrative court granted KCSM a permanent injunction to prevent any collection by the SAT. The freeze and cost of obtaining the performance bond did not have a significant impact on KCSM’s cash flows or operations. The provision of the performance bond is not an agreement or concession with regard to the 2014 Audit Assessment and in no way impacts KCSM’s ability to further defend its tax position.

The Company believes that it has strong legal arguments in its favor and it is more likely than not that it will prevail in any challenge of the assessments.

Refundable Mexican Value Added Tax. KCSM is not required to charge its customers value added tax (“VAT”) on international import or export transportation services, which prior to 2022 resulted in KCSM paying more VAT on its expenses than it collected from customers. These excess VAT payments are refundable by the Mexican government. Prior to 2019, Mexican companies could offset their monthly refundable VAT balance with other tax obligations. In January 2019, Mexico tax reform eliminated the ability to offset other tax obligations with refundable VAT. From 2019 through 2021, KCSM has generated a refundable VAT balance and filed refund claims with the SAT, which have not been refunded.

In November 2021, changes to the VAT law were announced and became effective beginning January 1, 2022. These changes reduced the recoverability of VAT paid by KCSM on its expenditures that support international import transportation service revenues that are not subject to a VAT charge. VAT that is unrecoverable from the Mexican government results in incremental VAT expense for KCSM. Beginning in 2022, KCSM changed certain service offering to either require VAT to be charged to customers on revenue, or impose a rate increase to offset the incremental VAT expense. These measures implemented by KCSM increased the VAT to be collected from customers and payable to the Mexican government.

As of December 31, 2022 and 2021, the KCSM refundable VAT balance was $78.9 million and $152.2 million, respectively. KCSM has prior favorable Mexican court decisions and a legal opinion supporting its right under Mexican law to recover the refundable VAT balance from the Mexican government and believes the VAT to be fully recoverable. KCSM will recover the refundable VAT balance as a VAT billed to customers exceeds creditable VAT charged by vendors. As of December 31, 2022 and 2021, $78.9 million and $78.0 million, respectively, of the refundable VAT balance was classified as a short-term asset.

Note 14. Stockholder(s)’ Equity

Capital Stock. The Company had 100 shares of $0.01 par, common stock authorized, issued, and outstanding at December 31, 2022 and 2021.

Merger Agreement. As disclosed in Note 3, Merger Agreement, the merger transaction was completed through a series of mergers as outlined in the Merger Agreement. These mergers ultimately resulted in KCS being merged with and into Surviving Merger Sub, a wholly owned subsidiary of CP, with Surviving Merger Sub continuing as the surviving entity. On December 14, 2021, the merger of KCS and Surviving Merger Sub was accounted for as a recapitalization of KCS’s equity. Pursuant to the Merger Agreement, KCS’s issued and outstanding common stock and preferred stock was replaced by the common stock of Surviving Merger Sub, which consisted of 100 issued and outstanding shares at $0.01 par value with the remaining difference being reclassified to additional paid-in capital. Upon final control approval from the STB, the transaction will be accounted for as a business combination using the acquisition method of accounting.

Treasury Stock. Shares of common stock in treasury and related activity prior to the merger follow:

	2021	2020
Balance at beginning of year	32,305,078	27,236,516
Shares repurchased	233,402	5,350,976
Shares issued to fund stock option exercises	(189,775)	(133,951)
Employee stock purchase plan shares issued	(41,338)	(51,658)
Nonvested shares issued	(50,127)	(111,003)
Nonvested shares forfeited	16,808	14,198
Conversion of restricted shares to cash	25,049	—
Recapitalization of equity	(32,299,097)	—
Balance at end of year	—	32,305,078

Cash Dividends to Canadian Pacific. Pursuant to the Merger Agreement, during 2022 KCS paid cash dividends of $880.0 million to a wholly-owned subsidiary of CP.

Cash Dividends on Common Stock. The following table presents the amount of cash dividends declared per common share by the Company’s Board of Directors on the Company’s historical common stock prior to the merger:

	2021	2020
Cash dividends declared per common share	$1.62	$1.64

Note 15. Share-Based Compensation

In March 2021, pursuant to the merger agreement in effect at that time, the number of shares available to grant from the 2017 equity incentive plan (“2017 Plan”) was limited to a pool of 64,051 shares to be granted in the form of restricted share awards with a vesting period of not less than 1 year. The pool expired in August 2021 and no further awards were granted. In December 2021, upon the effective date of the merger, the 2017 Plan was terminated.

On December 14, 2021, upon CP’s acquisition of the Company’s common stock per the Merger Agreement, the vesting of certain unvested share-based compensation arrangements of the Company was accelerated. These awards included unvested restricted shares awarded prior to the initial merger announcement on March 21, 2021, and unvested options, which were cash settled at the Merger Consideration value less the option’s exercise price. Unvested restricted shares awarded after the initial announcement of the merger on March 21, 2021, were replaced with a fixed, cash-based award that entitled the holder thereof, upon vesting at the end of the requisite service period, to receive an amount in cash equal to the Merger Consideration. Unvested performance share awards were replaced with a fixed, cash-based award that entitles the holder thereof, upon vesting at the end of the award’s original, three-year requisite service period, to receive an amount in cash equal to the Merger Consideration value of $301.20 for each performance share award held multiplied by the maximum performance factor of 200% of the original target award. In the fourth quarter of 2021, the Company recognized $55.9 million of compensation expense from the accelerated vesting, increase in fair value and replacement of awards into a fixed, cash-based award in merger costs, net within the consolidated statements of income. As the equity incentive plan was terminated in 2021, no further equity or liability classified awards occurred. Therefore, the following disclosures are for prior year awards only.

Stock Options. The exercise price for options granted under the equity incentive plans equaled the closing market price of the Company’s stock on the date of grant. Options generally had a 3-year vesting period and were exercisable over the 10-year contractual term. The grant date fair value was recorded to expense on a straight-line basis over the vesting period.

The fair value of each option award was estimated on the date of grant using the Black-Scholes option pricing model. The weighted-average assumptions used were as follows:

	2021	2020
Expected dividend yield	0.83%	1.04%
Expected volatility	30.86%	26.07%
Risk-free interest rate	0.74%	1.27%
Expected term (years)	6.0	5.7
Weighted-average grant date fair value of stock options granted	$58.74	$37.79

The expected dividend yield was calculated as the ratio of dividends paid per share of common stock to the stock price on the date of grant. The expected volatility was based on the historical volatility of the Company’s stock price over a term equal to the estimated life of the options. The risk-free interest rate was determined based on U.S. Treasury rates for instruments with terms approximating the expected term of the options granted, which represents the period of time the awards are expected to be outstanding and based on the historical experience of similar awards.

Excluding the cost recognized in connection with the merger, compensation cost of $3.9 million and $4.0 million was recognized for stock option awards for the years ended December 31, 2021 and 2020, respectively. The total income tax benefit recognized in the consolidated statements of income was $0.9 million and $1.0 million for the years ended December 31, 2021 and 2020, respectively.

Upon CP’s acquisition of the Company’s common stock per the Merger Agreement, the unvested stock options were fully vested, and the Company recognized an additional $12.3 million in merger costs, net within the consolidated statements of income for the acceleration of vesting and the increase in fair value of the awards to the Merger Consideration of $301.20 less the applicable option’s exercise price. The outstanding and unexercised options at the acquisition date were then cash settled by the Company for approximately $75.2 million prior to December 31, 2021, with a corresponding reduction to additional paid-in capital. The income tax benefit recognized within the consolidated statements of income from cash settling the stock options was $15.6 million.

Additional information regarding stock option exercises appears in the table below (in millions):

	2021	2020
Aggregate grant-date fair value of stock options vested	$8.5	$3.7
Intrinsic value of stock options exercised	34.9	13.9
Cash received from option exercises	19.9	9.9
Tax benefit from options exercised during the annual period	7.8	3.5

Nonvested Stock. The plan provided for the granting of nonvested stock awards to officers and other designated employees. The grant date fair value was based on the closing market price on the date of the grant. These awards are subject to forfeiture if employment terminates during the vesting period, which is generally 1 year or 5 years of vesting for employees. Awards granted to the Company’s directors vested immediately on date of grant. The grant date fair value of nonvested shares was recognized to compensation expense on a straight-line basis over the vesting period.

The fair value (at vest date) of shares vested during the years ended December 31, 2021 and 2020 was $59.2 million and $15.3 million, respectively.

The weighted-average grant date fair value of nonvested stock granted during 2021 and 2020 was $248.88 and $147.82, respectively. Excluding the cost recognized in connection with the Merger Agreement, compensation cost for nonvested stock was $9.8 million and $10.5 million, for the years ended December 31, 2021 and 2020, respectively. The total income tax benefit recognized within the consolidated statements of income was $2.4 million and $2.6 million for the years ended December 31, 2021 and 2020, respectively.

For the nonvested stock granted prior to March 21, 2021, the awards were fully vested on December 3, 2021, at a price of $290.71 per share. The grantee received KCS common shares, net of shares withheld for taxes, based on the $290.71 price per share for each nonvested share held at that date. The acceleration of vesting resulted in $9.6 million of additional expense recognized in merger costs, net within the consolidated statements of income. The income tax benefit recognized from the acceleration of vesting was $2.4 million. Upon CP’s acquisition of the Company’s common stock per the Merger Agreement, the grantee received the per share Merger Consideration value for each KCS common share held. For the nonvested stock granted after March 21, 2021, each nonvested share was replaced with a cash-based award that entitles the holder to receive a fixed amount in cash equal to the Merger Consideration value of $301.20 upon rendering of the requisite service. The remaining unamortized expense will be recognized to merger costs on a straight-line basis over the remaining vesting period, which is through 2026 and is subject to the terms of the original award agreement as modified by the Merger Agreement.

Performance Based Awards. The Company granted performance based nonvested stock awards during 2021 (the “2021 Awards”) and 2020 (the “2020 Awards”). The awards granted provided a target number of shares that vest at the end of a 3-year requisite service period following the grant date. In addition to the service condition, the number of nonvested shares to be received depended on the attainment of defined Company-wide performance goals based on operating ratio (“OR”) and return on invested capital (“ROIC”) over a 3-year performance period. The awards were also subject to a revenue growth multiplier based on a 3-year performance period calculated as defined in the related award agreement that can range from 80% to 120% of the award earned based on the OR and ROIC achieved. The number of nonvested shares ultimately earned would range between zero to 200% of the target award.

The weighted-average grant date fair value of performance based nonvested stock granted during 2021 and 2020 was $211.10 and $157.75, respectively. The Company expensed the grant date fair value of the awards which were probable of being earned over the performance periods. Excluding the cost recognized in connection with the Merger Agreement, compensation cost on performance based awards was $10.1 million and $8.6 million for the years ended December 31, 2021 and 2020, respectively. Total income tax benefit recognized within the consolidated statements of income for performance based awards was $2.5 million and $2.1 million for the years ended December 31,2021 and 2020, respectively.

The fair value (at vest date) of shares vested for the years ended December 31, 2021 and 2020 was $11.7 million, and $7.8 million, respectively.

Upon CP’s acquisition of the Company’s common stock per the Merger Agreement, the unvested performance share awards were replaced with a fixed, cash-based award that entitles the holder thereof, upon vesting at the end of the award’s original, three-year requisite service period, to receive an amount in cash equal to the Merger Consideration value of $301.20 for each performance share award held multiplied by the maximum performance factor of 200% of the original target award. The increase in the fair value of the award and the number of awards to be issued resulted in additional expense of $34.0 million recognized in merger costs, net within the consolidated statements of income for the requisite service that had been provided as of December 31, 2021. The income tax benefit recognized for the additional expense was $10.7 million. The remaining unamortized expense will be recognized to merger costs over the remaining vesting period, which is through 2024 and is subject to the terms of the original award agreement as modified by the Merger Agreement.

Employee Stock Purchase Plan. The employee stock purchase plan (“ESPP”) provided substantially all U.S. full-time employees of the Company, certain subsidiaries and certain other affiliated entities, with the right to subscribe to an aggregate of 4.0 million shares of common stock of the Company. Under the ESPP, eligible employees could contribute, through payroll deductions, up to 10% of their regular base compensation during six-month purchase periods at a purchase price equal to 85% of the closing market price on either the exercise date or the offering date, whichever was lower. The Company terminated its ESPP program upon entering into its initial merger agreement with CP in March 2021, thus only the January period was offered during 2021 and there were no remaining shares available for future ESPP offerings.

At the end of each purchase period, the accumulated deductions were applied toward the purchase of the Company’s common stock. Both the discount in grant price and the share option purchase price were valued to derive the award’s fair value. The awards vest and the expense was recognized ratably over the offering period.

The following table summarizes activity related to the various ESPP offerings:

	Exercise Date			Received from Employees(i) In millions
	Date Issued	Purchase Price	Shares Issued

January 2021 offering	July 1, 2021	$170.83	18,046	$3.1
July 2020 offering	January 5, 2021	$122.91	23,292	$2.9
January 2020 offering	July 2, 2020	$126.90	23,709	$3.0
_____________________
(i)Represents amounts received from employees through payroll deductions for share purchases under applicable offering.

The fair value of the ESPP stock purchase rights was estimated on the date of grant using the Black-Scholes option pricing model. The weighted-average assumptions used for each of the respective periods were as follows:

	Years Ended December 31,
	2021	2020
Expected dividend yield	0.88%	1.07%
Expected volatility	18.65%	30.55%
Risk-free interest rate	0.05%	1.01%
Expected term (years)	0.5	0.5
Weighted-average grant date fair value	$40.40	$35.14

Compensation expense of $0.7 million and $1.7 million was recognized for ESPP option awards for the years ended December 31, 2021 and 2020, respectively.

Note 16. Commitments and Contingencies

Concession Duty. Under KCSM’s 50-year Concession, which could expire in 2047 unless extended, KCSM pays annual concession duty expense of 1.25% of gross revenues. For the year ended December 31, 2022, the concession duty expense, which is recorded within materials and other in operating expenses, was $21.2 million, compared to $18.7 million and $17.4 million for the same periods in 2021 and 2020, respectively.

Litigation. Occasionally, the Company is a party to various legal proceedings, regulatory examinations, investigations, administrative actions, and other legal matters, arising for the most part in the ordinary course of business, incidental to its operations. Included in these proceedings are various tort claims brought by current and former employees for job-related injuries and by third parties for injuries related to railroad operations. KCS aggressively defends these matters and has established liability provisions that management believes are adequate to cover expected costs. The outcome of litigation and other legal matters is always uncertain. KCS believes it has valid defenses to the legal matters currently pending against it, is defending itself vigorously, and has recorded accruals determined in accordance with U.S. GAAP, where appropriate. In making a determination regarding accruals, using available information, KCS evaluates the likelihood of an unfavorable outcome in legal or regulatory proceedings to which it is a party to and records a loss contingency when it is probable a liability has been incurred and the amount of the loss can be reasonably estimated. These subjective determinations are based on the status of such legal or regulatory proceedings, the merits of KCS’s defenses and consultation with legal counsel. Actual outcomes of these legal and regulatory proceedings may materially differ from the current estimates. It is possible that resolution of one or more of the legal matters currently pending or threatened could result in losses material to KCS’s consolidated results of operations, liquidity or financial condition.

Environmental Liabilities. The Company’s U.S. operations are subject to extensive federal, state and local environmental laws and regulations. The major U.S. environmental laws to which the Company is subject include, among others, the federal Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA,” also known as the Superfund law), the Toxic Substances Control Act, the Clean Water Act, and the Hazardous Materials Transportation Act. CERCLA can impose joint and several liabilities for cleanup and investigation costs, without regard to fault or legality of the original conduct, on current and predecessor owners and operators of a site, as well as those who generate, or arrange for the disposal of, hazardous substances. The Company does not believe that compliance with the requirements imposed by the environmental legislation will impair its competitive capability or result in any material additional capital expenditures, operating or maintenance costs. The Company is, however, subject to environmental remediation costs as described in the following paragraphs.

The Company’s Mexico operations are subject to Mexican federal and state laws and regulations relating to the protection of the environment through the establishment of standards for water discharge, water supply, emissions, noise pollution, hazardous substances and transportation and handling of hazardous and solid waste. The Mexican government may bring administrative and criminal proceedings, impose economic sanctions against companies that violate environmental laws, and temporarily or even permanently close non-complying facilities.

The risk of incurring environmental liability is inherent in the railroad industry. As part of serving the petroleum and chemicals industry, the Company transports hazardous materials and has a professional team available to respond to and handle environmental issues that might occur in the transport of such materials.

The Company performs ongoing reviews and evaluations of the various environmental programs and issues within the Company’s operations, and, as necessary, takes actions intended to limit the Company’s exposure to potential liability. Although these costs cannot be predicted with certainty, management believes that the ultimate outcome of identified matters will not have a material adverse effect on the Company’s consolidated financial statements.

Personal Injury. The Company’s personal injury liability is based on semi-annual actuarial studies performed on an undiscounted basis by an independent third party actuarial firm and reviewed by management. This liability is based on personal injury claims filed and an estimate of claims incurred but not yet reported. Actual results may vary from estimates due to the number, type and severity of the injury, costs of medical treatments and uncertainties in litigation. Adjustments to the liability are reflected within operating expenses in the period in which changes to estimates are known. Personal injury claims in excess of self-insurance levels are insured up to certain coverage amounts, depending on the type of claim and year of occurrence. The personal injury liability as of December 31, 2022, is based on an updated actuarial study of personal injury claims through October 31, 2022, and review of the last two months’ experience. For the year ended December 31, 2022, the Company recognized an increase of $1.4 million in personal injury liability due to changes in estimates as a result of the Company’s semi-annual actuarial studies and $18.3 million due to accruals, including unfavorable judgments on claims filed against the Company. These increases were partially offset by a decrease of $15.6 million due to payments made on claims during 2022.

The personal injury liability activity was as follows (in millions):

	2022	2021
Balance at beginning of year	$32.6	$31.3
Accruals	18.3	6.3
Changes in estimate	1.4	(1.4)
Payments	(15.6)	(3.6)
Balance at end of year	$36.7	$32.6

Tax Contingencies. Information regarding tax contingencies is included in Note 13, Income Taxes — Tax Contingencies.

Contractual Agreements. In the normal course of business, the Company enters into various contractual agreements related to commercial arrangements and the use of other railroads’ or governmental entities’ infrastructure needed for the operations of the business. The Company is involved or may become involved in certain disputes involving transportation rates, product loss or damage, charges, and interpretations related to these agreements. While the outcome of these matters cannot be predicted with certainty, the Company believes that, when resolved, these disputes will not have a material effect on its consolidated financial statements.

On July 14, 2022, KCSM reached an agreement with the SICT to fund a new investment in the Celaya-NBA Line Railway Bypass and related infrastructure in an amount not to exceed Ps.4.0 billion (approximately $200.0 million USD). In exchange for the investment, the SICT agreed to amend KCSM’s Concession Title effective July 14, 2022, to extend the exclusivity rights granted to KCSM for an additional period of 10 years. Under this amendment, KCSM’s exclusivity will now expire in 2037.

Credit Risk. The Company continually monitors risks related to economic changes and certain customer receivables concentrations. Significant changes in customer concentration or payment terms, deterioration of customer creditworthiness, bankruptcy, insolvency or liquidation of a customer, or weakening in economic trends could have a significant impact on the collectability of the Company’s receivables and its operating results. If the financial condition of the Company’s customers were to deteriorate and result in an impairment of their ability to make payments, additional allowances may be required. The Company has recorded provisions for uncollectability based on its best estimate as of December 31, 2022.

Panama Canal Railway Company (”PCRC”) Guarantees and Indemnities. At December 31, 2022, the Company had issued and outstanding $5.8 million under a standby letter of credit to fulfill its obligation to fund fifty percent of the debt service reserve and liquidity reserve established by PCRC in connection with the issuance of the 7.0% Senior Secured Notes due November 1, 2026 (the “PCRC Notes”). Additionally, KCS has pledged its shares of PCRC as security for the PCRC Notes.

Note 17. Quarterly Financial Data (Unaudited)

	Fourth	Third	Second	First
	(In millions, except per share amounts)
2022
Revenues	$864.5	$882.2	$845.5	$778.2
Operating income (i)	298.2	325.0	312.8	291.1
Net income (ii)	400.0	201.7	194.1	188.0
Net income attributable to Kansas City Southern and subsidiaries	399.4	201.3	194.1	187.4

2021
Revenues	$747.8	$744.0	$749.5	$706.0
Operating income (loss) (iii)	810.6	251.9	(431.7)	253.0
Net income (loss)	595.1	156.5	(378.0)	153.4
Net income (loss) attributable to Kansas City Southern and subsidiaries	594.5	156.2	(378.5)	153.0

_____________________
(i) During the first, second, third and fourth quarters of 2022, the Company recognized pre-tax net merger costs of $12.8 million, $12.5 million, $11.5 million, and $9.8 million, respectively, related to the Company’s merger with CP.
(ii) During the fourth quarter of 2022, the Company recognized the gain on settlement of the interest rate derivative instruments of $259.3 million. Refer to Note 10, Derivative Instruments for more information.
(iii)During the first, second, third and fourth quarters of 2021, the Company recognized pre-tax net merger costs (income) of $19.3 million, $720.8 million, $36.5 million, and $(512.6) million, respectively, related to the Company’s various merger activities. The large fluctuations between the quarters are driven by the recognition and reversal of merger termination fees. For the year ended December 31, 2021, KCS incurred $1,400.0 million of merger termination fees, completely offset by the recovery of $1,400.0 million of merger termination fees recognized in merger costs, net within the consolidated statements of income. See more details in Note 3, Merger Agreement.

Note 18. Geographic Information

The Company strategically manages its rail operations as one reportable business segment over a single coordinated rail network that extends from the midwest and southeast portions of the United States south into Mexico and connects with other Class I railroads. Financial information reported at this level, such as revenues, operating income and cash flows from operations, is used by corporate management, including the Company’s chief operating decision-maker, in evaluating overall financial and operational performance, market strategies, as well as the decisions to allocate capital resources. The Company’s chief operating decision-maker is the chief executive officer.

The following tables provide information by geographic area (in millions):

	Years ended December 31,
	2022	2021	2020
Revenues
U.S.	$1,816.2	$1,580.6	$1,388.5
Mexico	1,554.2	1,366.7	1,244.1
Total revenues	$3,370.4	$2,947.3	$2,632.6

	December 31,
	2022	2021
Property and equipment (including Concession assets), net
U.S.	$5,885.3	$5,744.4
Mexico	3,477.1	3,464.9
Total property and equipment (including Concession assets), net	$9,362.4	$9,209.3

Note 19. Subsequent Events

KCS Dividend to CP

On February 1, 2023, KCS paid a cash dividend of $225.0 million to a wholly-owned subsidiary of CP.

Foreign Currency Hedging

At December 31, 2022, the Company had outstanding foreign currency forward contracts with an aggregate notional amount of $535.0 million, which matured during January 2023 and obligated the Company to sell a total of Ps.11,235.2 million at a weighted-average rate of Ps.21.0 to each U.S. dollar. During January 2023, the Company entered into offsetting contracts with an aggregate notional amount of $581.4 million, which matured during January 2023 and obligated the Company to purchase a total of Ps.11,235.2 million at a weighted-average exchange rate of Ps.19.3 to each U.S. dollar, resulting in cash paid of $46.4 million.

During January 2023, the Company entered into several foreign currency forward contracts with an aggregate notional amount of $250.0 million and maturity dates in 2023 and 2024. These contracts obligated the Company to sell a total of Ps.5,114.6 million at a weighted-average exchange rate of Ps.20.5 to each U.S. dollar.

The Company has not designated these foreign currency derivative instruments as hedging instruments for accounting purposes. The Company will measure the foreign currency derivative instruments at fair value each period and will recognize any change in fair value in foreign exchange gain (loss) within the consolidated statements of income.